genetic technologies

ASX ANNOUNCEMENT

29 June 2018

Lapse of Employee Share Options

Melbourne, Australia; 29 June 2018: Genetic Technologies Limited (ASX: GTG; NASDAQ: GENE, "Company") advises that 20,000,000 unlisted share options granted pursuant to the Company's employee option plan have lapsed. The details of these lapsed options are:

Unlisted employee option reference	Exercise price	Options lapsed
GTGAD (expiring 24 November 2020)	$0.020	5,000,000
GTGAD (expiring 14 September 2020)	$0.058	250,000
GTGAD (expiring 31 March 2021)	$0.020	2,500,000
GTGAD (expiring 16 February 2022)	$0.010	12,250,000
Total		**20,000,000**

Accordingly, as at the date of this announcement, as summarised below, there are a total of 55,102,778 outstanding options over shares in the Company.

Unlisted employee options	Exercise price	Options lapsed
GTGAD (expiring 24 November 2020)	$0.020	19,236,111
GTGAD (expiring 31 March 2021)	$0.020	5,000,000
GTGAD (expiring 16 February 2022)	$0.010	10,500,000
Unlisted options attached to convertible notes		
GTGAC (expiring 2 December 2018)	$0.015	20,366,667
Total		**55,102,778**

FOR FURTHER INFORMATION PLEASE CONTACT

Dr Paul Kasian
Chairman and Interim CEO
Genetic Technologies Limited
+ 61 3 8412 7000

Jason Wong (USA)
Blueprint Life Science Group
+1 (415) 375 3340, Ext. 4

Genetic Technologies Limited • **Website**: www.gtglabs.com • **Email**: info@gtglabs.com ABN 17 009 212 328
Registered Office • 60-66 Hanover Street Fitzroy Victoria 3065 Australia • **Postal Address** P.O. Box 115 Fitzroy Victoria 3065 Australia
Phone +61 3 8412 7000 • **Fax** +61 3 8412 7040

genetic technologies

About Genetic Technologies Limited

Genetic Technologies is a diversified molecular diagnostics company embracing blockchain technologies across Genomic testing platforms. GTG offers cancer predictive testing and assessment tools to help physicians proactively manage patient health. The Company's lead product, BREVAGen*plus*®, is a clinically validated risk assessment test for non-hereditary breast cancer and is first in its class. For more information, please visit www.brevagenplus.com and www.phenogensciences.com.

Genetic Technologies is developing a pipeline of risk assessment products including a novel colorectal cancer (CRC) test. For more information, please visit www.gtgcorporate.com

Safe Harbor Statement

Any statements in this press release that relate to the Company's expectations are forward-looking statements, within the meaning of the Private Securities Litigation Reform Act. The Private Securities Litigation Reform Act of 1995 (PSLRA) implemented several significant substantive changes affecting certain cases brought under the federal securities laws, including changes related to pleading, discovery, liability, class representation and awards fees. Since this information may involve risks and uncertainties and are subject to change at any time, the Company's actual results may differ materially from expected results. Additional risks associated with Genetic Technologies' business can be found in its periodic filings with the SEC.

Genetic Technologies Limited • **Website**: www.gtglabs.com • **Email**: info@gtglabs.com ABN 17 009 212 328
Registered Office • 60-66 Hanover Street Fitzroy Victoria 3065 Australia • **Postal Address** P.O. Box 115 Fitzroy Victoria 3065 Australia
Phone +61 3 8412 7000 • **Fax** +61 3 8412 7040